Filed by Silver Spike Investment Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Chicago Atlantic Loan Portfolio, LLC

On February 20, 2024, Silver Spike Investment Corp. (“SSIC” or the “Company”) held a conference call to discuss SSIC’s proposed acquisition from Chicago Atlantic Loan Portfolio, LLC (“CALP”) of a portfolio of loans (the “CALP Loan Portfolio”) in exchange for newly-issued shares of SSIC’s common stock (the “Loan Portfolio Acquisition”). The following is the transcript of the conference call:

Presentation

Umesh Mahajan

With me here today is Scott Gordon, CEO of Silver Spike Investment Corp. Welcome to Silver Spike’s Investor Conference Call and Live Webcast relating to a proposed loan portfolio acquisition. A press release regarding the transaction was released this morning and can be accessed from our website at ssic.silverspikecap.com. A replay of this call will also be available on Silver Spike’s website.

Before we begin, I would like to remind everyone that certain statements that are not based on historical facts made during this call, including any statements reflecting our current views with respect to, among other things, the timing or likelihood of the proposed loan portfolio acquisition closing, the ability to realize the anticipated benefits of the loan portfolio acquisition and our future operating results and financial performance may be deemed forward looking statements under the federal securities laws.

Because these forward-looking statements involve known and unknow risks and uncertainties, there are important factors that could cause actual results to defer materially from those expressed or implied by these forward-looking statements.

We encourage you to refer to our SEC filings for information on some of these risk factors. Silver Spike assumes no obligation or responsibility to update any forward-looking statements. Please note that the information reported on this call speaks only as of today, February 20, 2024, therefore you're advised that time sensitive information may no longer be accurate at the time of any replay or transcript reading.

So, with that, good morning again, and thank you all for joining. We announced our transaction this morning and there's a management presentation deck attached to the 8-K that was filed this morning. Those who have joined us on this earnings webcast, should also be able to see it live.

We will refer to the slides by numbers just for your reference. To begin, I'll first invite our CEO Scott Gordon to present his initial remarks.

Scott Gordon

Thanks, Umesh, and good morning, everyone. Silver Spike Investment Corp. today, announced that it entered into a definitive agreement with Chicago Atlantic Loan Portfolio or CALP for the purchase of the sizeable portfolio of loans.

The company will acquire the CALP loan portfolio in exchange for newly-issued shares of the company’s common stock at a net asset value equal to the value of the CALP loan portfolio, each determined shortly before closing.

The loan portfolio acquisition is consistent with the company’s new, broadened investment strategy, separately announced today. The closing of the loan portfolio acquisition is subject to certain customary closing conditions. Assuming satisfaction of the conditions of the transaction, the loan portfolio acquisition is expected to close in mid-2024.

As of January 1st, 2024, the CALP loan portfolio comprised 24 loans with an aggregate value of approximately $130 million. CALP has agreed to use reasonable best efforts to add four loans with an aggregate value of approximately $43 million to the CALP loan portfolio, prior to the closing of the loan portfolio acquisition.

The company and CALP may also agree to the addition of other loans to the CALP loan portfolio prior to the closing of the loan portfolio acquisition.

The addition of certain loans to the CALP portfolio requires third party consent and/or such loans may need to be acquired by CALP, and there can be no assurance that any additional loans will be added to the CALP loan portfolio prior to the closing of the loan portfolio acquisition.

Certain loans may also be removed from the CALP loan portfolio upon the agreement of the company and CALP or upon the repayment of the loans.

The pro forma information presented today is based on Silver Spike data as of September 30th, 2023 and CALP loan portfolio data as of January 1st, 2024. Based on CALP Loan portfolio data, as of Jan 1, 2024, following the closing of the loan portfolio acquisition, the company is expected to have approximately $213 million in net assets and investments in approximately 27 portfolio companies.

Following the loan portfolio acquisition, CALP is expected to own a majority of the company’s common stock.

The loan portfolio acquisition was unanimously approved by the Board of Directors of the company upon the recommendation of its special committee consisting solely of the independent directors.

The company’s present officers will continue to be a part of the company’s management team following the loan portfolio acquisition.

Before I pass this back to Umesh, I'd like to add that we're very excited to announce the unanimous board approval of the loan portfolio acquisition. We believe that the loan portfolio acquisition is a compelling transaction and enhances value for our stockholders, and we view the loan portfolio acquisition as an important step on our path to achieving greater scale, trading liquidity and access to capital markets for Silver Spike. I will let Umesh take it from here.

Umesh Mahajan

Thank you, Scott. I will refer to the presentation slides as I walk you through the transaction in a little bit more detail.

On slide number three, we would like to highlight the benefits of the transaction to the shareholders of SSIC. The loan portfolio acquisition increases the scale of the company and potential liquidity for Silver Spike shareholders. It offers enhanced portfolio diversification. It's expected to improve access to debt and equity capital markets. And it's expected to be accretive to net investment income.

So, turning to page four, we have a summary of the loan portfolio acquisition transaction. Silver Spike Investment Corp. will purchase from Chicago Atlantic Loan Portfolio, or CALP, a portfolio of loans in exchange for newly issued shares of Silver Spike, with a net asset value equal to the value of the CALP loan portfolio.

As of January 1, 2024, the CALP loan portfolio comprised 24 loans with an aggregate value of approximately $130 million. CALP has agreed to use reasonable best efforts to add another four loans with an aggregate value of approximately $43 million and may add additional loans to the CALP loan portfolio at or prior to the closing of the transaction.

The addition of certain loans to the CALP loan portfolio requires third-party consent, and there can be no assurance that any additional loan will be added to the portfolio at or prior to the closing of the transaction.

Certain loans may also be removed from the CALP loan portfolio upon the agreement of Silver Spike and CALP but upon repayment of these loans.

Unless otherwise noted, the pro forma information presented in the slide deck is based on Silver Spike data as of September 30, 2023, and CALP loan portfolio data as of Jan 1, 2024.

Pro forma, for the loan portfolio acquisition, net assets will be approximately $213 million, including approximately $187 million of portfolio investments across 27 portfolio companies, and approximately $25 million of cash.

The company expects to have the ability to add leverage following the loan portfolio acquisition and following the loan portfolio acquisition, the pro forma combined gross weighted average yield to maturity of the loans is expected to be approximately 19.1%. All the loans in the CALP loan portfolio are expected to be first lien and accruing loans.

Following the transaction, CALP is expected to own a majority of the company’s common stock. The existing Spike Officers will continue to be a part of Silver Spike’s management team following the transaction. We expect the transaction to close in mid-2024, subject to satisfaction of customary closing conditions.

Turning to page five, in a separate transaction, Silver Spike Capital, which is the investment adviser of Silver Spike Investment Corp., entered into a definitive agreement with Chicago Atlantic BDC Holdings, which is the investment adviser of CALP, pursuant to which a joint venture would be created between Chicago Atlantic and Silver Spike Capital, which would then operate Silver Spike Capital‘s and a portion of Chicago Atlantic’s investment management businesses, subject to certain company stockholder approvals and customary closing conditions.

The Board of Directors of Silver Spike, upon the recommendation of its special committee, consisting solely of independent directors, unanimously approved a new investment advisory agreement with Silver Spike Capital to take into account the joint venture, subject to company stockholder approval, as the joint venture would result in a change in control that would cause the automatic termination of the existing investment advisory agreement by its terms.

This new investment advisory agreement is identical, in all material respects, to the existing investment advisory agreement.

Upon closing of this joint venture, Silver Spike Investment Corp. would be renamed Chicago Atlantic BDC Inc. and the adviser Silver Spike Capital would be renamed Chicago Atlantic BDC Advisors.

Turning to page six, to add a bit more to Scott’s initial remarks about the rationale for the transaction, the loan portfolio acquisition would increase Silver Spike’s net assets from less than $100 million today, to approximately $213 million. The increased market capitalization of Silver Spike following the loan portfolio acquisition is anticipated to result in broader equity research coverage, greater trading liquidity and the potential for increased institutional ownership of Silver Spike.

The loan portfolio acquisition also offers enhanced portfolio diversification for a number of reasons. It would reduce the sector concentration of Silver Spike’s investment portfolio as Silver Spike would acquire loans to both cannabis and non-cannabis companies, consistent with its broadened investment strategy.

The transaction would reduce Silver Spike’s investments in cannabis companies from 100% to approximately 71% of net assets of Silver Spike’s investment portfolio, excluding cash. The loan portfolio acquisition would also increase the number of portfolio companies from 6, to approximately 27 and reduce the average position size from approximately 17% to approximately 3% of the net assets of Silver Strike’s investment portfolio, excluding cash.

All loans in the CALP loan portfolio are expected to be first lien approving loans and I'd expect it to have credit qualities of that similar to that of Silver Spike’s existing investment portfolio.

The transaction is expected to provide Silver Spike with net investment returns that are consistent with the investment returns of its current investment portfolio. The CALP portfolio being acquired is expected to have a gross weighted average yield to maturity of approximately 19.5%.

The loan portfolio acquisition is also expected to provide Silver Spike with improved access to more sources of debt capital and better opportunities for future equity bases.

And lastly, the transaction is expected to be accretive to Silver Spike’s net investment income. The accretion is expected to be driven by the larger size of the investment portfolio and a lower ratio of operating expenses, excluding investment advisory fees over the net assets of the company, following the transaction.

Slide seven and onwards present more details about the loan portfolio being acquired and the characteristics of the combined portfolio pro forma for the transaction. Please review those pages for additional information.

Our management team and our investor relations team are available for any questions you may have on our company or on the announcement today. We thank you for joining us today and with that, we conclude our call. Thank you.

Operator

This concludes today's conference call. We thank you for joining. You may now disconnect. Everyone, have a wonderful day.

Forward-Looking Statements

Some of the statements in this communication constitute forward-looking statements because they relate to future events, future performance or financial condition of the Company or the Loan Portfolio Acquisition. The forward-looking statements may include statements as to: future operating results of the Company and distribution projections; business prospects of the Company and the prospects of its portfolio companies; and the impact of the investments that the Company expects to make. In addition, words such as “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “anticipate,” “predict,” “potential,” “plan” or similar words indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this communication involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Loan Portfolio Acquisition closing; (ii) the ability to realize the anticipated benefits of the Loan Portfolio Acquisition; (iii) the percentage of Company stockholders voting in favor of the proposals submitted for their approval; (iv) the possibility that competing offers or acquisition proposals will be made; (v) the possibility that any or all of the various conditions to the consummation of the Loan Portfolio Acquisition may not be satisfied or waived; (vi) risks related to diverting management’s attention from ongoing business operations; (vii) the risk that stockholder litigation in connection with the Loan Portfolio Acquisition may result in significant costs of defense and liability; (viii) changes in the economy, financial markets and political environment, including the impacts of inflation and rising interest rates; (ix) risks associated with possible disruption in the operations of the Company or the economy generally due to terrorism, war or other geopolitical conflict (including the current conflict between Russia and Ukraine), natural disasters or global health pandemics, such as the COVID-19 pandemic; (x) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xi) changes in political, economic or industry conditions, the interest rate environment or conditions affecting the financial and capital markets that could result in changes to the value of the Company’s assets; (xii) elevating levels of inflation, and its impact on the Company, on its portfolio companies and on the industries in which it invests; (xiii) the Company’s plans, expectations, objectives and intentions, as a result of the Loan Portfolio Acquisition; (xiv) the future operating results and net investment income projections of the Company; (xv) the ability of Silver Spike Capital, LLC (the “Adviser”) to locate suitable investments for the Company and to monitor and administer its investments; (xvi) the ability of the Adviser or its affiliates to attract and retain highly talented professionals; (xvii) the business prospects of the Company and the prospects of its portfolio companies; (xviii) the impact of the investments that the Company expects to make; (xix) the expected financings and investments and additional leverage that the Company may seek to incur in the future; (xx) conditions in the Company’s operating areas, particularly with respect to business development companies or regulated investment companies; (xxi) the ability of CALP to obtain the necessary consents for, or otherwise identify and obtain additional loans for including in the CALP Loan Portfolio; (xxii) the regulatory requirements applicable to the transaction and any changes to the transaction necessary to comply with such requirements; (xxiii) the satisfaction or waiver of the conditions to the consummation of the transaction, and the possibility in that in connection that the closing will not occur or that it will be significantly delayed; (xxiv) the realization generally of the anticipated benefits of the Loan Portfolio Acquisition and the possibility that the Company will not realize those benefits, in part or at all; (xxv) the performance of the loans included in the CALP Loan Portfolio, and the possibility of defects or deficiencies in such loans notwithstanding the diligence performed by the Company and its advisors; (xxvi) the ability of the Company to realize cost savings and other management efficiencies in connection with the transaction as anticipated; (xxvii) the reaction of the trading markets to the transaction and the possibility that a more liquid market or more extensive analyst coverage will not develop for the Company as anticipated; (xxviii) the reaction of the financial markets to the transaction and the possibility that the Company will not be able to raise capital as anticipated; (xxix) the diversion of management’s attention from the Company’s ongoing business operations; (xxx) the risk of stockholder litigation in connection with the transaction; (xxxi) the strategic, business, economic, financial, political and governmental risks and other risk factors affecting the business of the Company and the companies in which it is invested as described in the Company’s public filings with the SEC and (xxxii) other considerations that may be disclosed from time to time in the Company’s publicly disseminated documents and filings. The Company has based the forward-looking statements included in this communication on information available to it on the date of this communication, and it assumes no obligation to update any such forward-looking statements. Although the Company undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that the Company may make directly to you or through reports that the Company in the future may file with the SEC, including the Proxy Statement/Prospectus, annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving SSIC and CALP, along with the related proposals for which stockholder approval will be sought. In connection with the proposals, SSIC intends to file relevant materials with the SEC, including a registration statement on Form N-14, which will include a proxy statement and prospectus of SSIC (the “Proxy Statement/Prospectus”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF SSIC ARE URGED TO READ THE RELEVANT PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE LOAN PORTFOLIO ACQUISITION AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or from SSIC’s website at ssic.silverspikecap.com.

Participants in the Solicitation

SSIC and its directors, executive officers and certain other members of management and employees of the Silver Spike Capital, LLC, as the adviser to SSIC, and its affiliates may be deemed to be participants in the solicitation of proxies from the stockholders of SSIC in connection with the Loan Portfolio Acquisition. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of SSIC stockholders in connection with Loan Portfolio Acquisition will be contained in the Proxy Statement/Prospectus when such document becomes available. This document may be obtained free of charge from the sources indicated above.